UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GitLab Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0000025 per share

(Title of Class of Securities)

37637K108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37637K108	Page 2 of 16

1	NAME OF REPORTING PERSONS GV 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,111,021 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,111,021 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,111,021 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 7,111,021 shares of Class A Common Stock of GitLab Inc. (the “Issuer”) held directly by GV 2017, L.P. (the “2017 Partnership”). The general partner of the 2017 Partnership is GV 2017 GP, L.P. (“2017 GP”). The general partner of 2017 GP is GV 2017 GP, L.L.C. (“2017 LLC”). The sole member of 2017 LLC is Alphabet Holdings LLC (“Alphabet Holdings”). The sole member of Alphabet Holdings is XXVI Holdings Inc. (“XXVI”). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2017 GP, 2017 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the “2017 Partnership Affiliates”). Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the securities directly beneficially owned by the 2017 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on September 4, 2024.

CUSIP No. 37637K108	Page 3 of 16

1	NAME OF REPORTING PERSONS GV 2017 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,111,021 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,111,021 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,111,021 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 7,111,021 shares of Class A Common Stock of the Issuer held directly by the 2017 Partnership. The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the SEC on September 4, 2024.

CUSIP No. 37637K108	Page 4 of 16

1	NAME OF REPORTING PERSONS GV 2017 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,111,021 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,111,021 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,111,021 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 7,111,021 shares of Class A Common Stock of the Issuer held directly by the 2017 Partnership. The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the SEC on September 4, 2024.

CUSIP No. 37637K108	Page 5 of 16

1	NAME OF REPORTING PERSONS GV 2021, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,647,312 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,647,312 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,312 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 2,647,312 shares of the Issuer’s Class A Common Stock directly beneficially owned by GV 2021, L.P. (the “2021 Partnership”). The general partner of the 2021 Partnership is GV 2021 GP, L.P. (“2021 GP”). The general partner of 2021 GP is GV 2021 GP, L.L.C. (“2021 LLC”). The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2021 GP, 2021 LLC, Alphabet Holdings, and XXVI may be referred to as the “2021 Partnership Affiliates”). Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed with the SEC Form 10-Q on September 4, 2024.

CUSIP No. 37637K108	Page 6 of 16

1	NAME OF REPORTING PERSONS GV 2021 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,647,312 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,647,312 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,312 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 2,647,312 shares of the Issuer’s Class A Common Stock directly beneficially owned by the 2021 Partnership. The general partner of the 2021 Partnership is 2021 GP. The general partner of 2021 GP is 2021 LLC. The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed with the SEC on Form 10-Q on September 4, 2024.

CUSIP No. 37637K108	Page 7 of 16

1	NAME OF REPORTING PERSONS GV 2021 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,647,312 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,647,312 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,312 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 2,647,312 shares of the Issuer’s Class A Common Stock directly beneficially owned by the 2021 Partnership. The general partner of the 2021 Partnership is 2021 GP. The general partner of 2021 GP is 2021 LLC. The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed with the SEC on Form 10-Q on September 4, 2024.

CUSIP No. 37637K108	Page 8 of 16

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,758,333 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,758,333 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,758,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of: (i) 7,111,021 shares of the Issuer’s Class A Common Stock directly beneficially owned by the 2017 Partnership and (ii) 2,647,312 shares of the Issuer’s Class A Common Stock directly beneficially owned by the 2021 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Holdings may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2021 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the SEC on September 4, 2024.

CUSIP No. 37637K108	Page 9 of 16

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,758,333 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,758,333 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,758,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of: (i) 7,111,021 shares of the Issuer’s Class A Common Stock directly beneficially owned by the 2017 Partnership and (ii) 2,647,312 shares of the Issuer’s Class A Common Stock directly beneficially owned by the 2021 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, XXVI may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2021 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed with the SEC on Form 10-Q on September 4, 2024.

CUSIP No. 37637K108	Page 10 of 16

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,758,333 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,758,333 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,758,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (2)
12	TYPE OF REPORTING PERSON CO, HC

(1)	Consists of: (i) 7,111,021 shares of the Issuer’s Class A Common Stock directly beneficially owned by the 2017 Partnership and (ii) 2,647,312 shares of the Issuer’s Class A Common Stock directly beneficially owned by the 2021 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Inc. may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2021 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed with the SEC on Form 10-Q on September 4, 2024.

CUSIP No. 37637K108	Page 11 of 16

This Amendment No. 4 (this “Amendment”) amends the Statement (the “Statement”) on Schedule 13G initially filed by certain of the Reporting Persons (as defined in Item 2(a) below) on February 14, 2022 with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1, filed on February 10, 2023, Amendment No. 2, filed on March 24, 2023, and Amendment No. 3, filed on February 9, 2024.

Item 1(a).	Name of Issuer.

GitLab Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

268 Bush Street, #350

San Francisco, CA 94104

Item 2(a).	Name of Persons Filing.

GV 2017, L.P., a Delaware limited partnership (the “2017 Partnership”)

GV 2017 GP, L.P., a Delaware limited partnership (“2017 GP”)

GV 2017 GP, L.L.C., a Delaware limited liability company (“2017 LLC”)

GV 2021, L.P., a Delaware limited partnership (the “2021 Partnership”)

GV 2021 GP, L.P., a Delaware limited partnership (“2021 GP”)

GV 2021 GP, L.L.C., a Delaware limited liability company (“2021 LLC”)

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”)

XXVI Holdings Inc., a Delaware corporation (“XXVI”), and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2017 Partnership, 2017 GP, 2017 LLC, the 2021 Partnership, 2021 GP, 2021 LLC, Alphabet Holdings, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway

Mountain View, CA 94043

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d).	Title of Class of Securities.

Class A Common Stock, par value $0.0000025 per share

Item 2(e).	CUSIP Number.

37637K108

CUSIP No. 37637K108	Page 12 of 16

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Amendment shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of September 30, 2024, the Reporting Persons may be deemed to beneficially own an aggregate 9,758,333 shares of the Issuer’s Class A Common Stock.

As of September 30, 2024, the 2017 Partnership was the direct beneficial owner of 7,111,021 shares of the Issuer’s Class A Common Stock described in the preceding paragraph. 2017 GP is the general partner of the 2017 Partnership, and 2017 LLC is the general partner of 2017 GP. As such, 2017 GP and 2017 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2017 Partnership.

As of September 30, 2024, the 2021 Partnership was the direct beneficial owner of 2,647,312 shares of the Issuer’s Class A Common Stock described in the second paragraph of this Item 4(a). 2021 GP is the general partner of the 2021 Partnership, and 2021 LLC is the general partner of 2021 GP. As such, 2021 GP and 2021 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2021 Partnership.

CUSIP No. 37637K108	Page 13 of 16

Additionally, as of September 30, 2024: (i) Alphabet Holdings was the sole managing member of both 2017 LLC and 2021 LLC; (ii) XXVI was the sole managing member of Alphabet Holdings; and (iii) Parent was the controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer’s securities directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 9,758,333 shares of the Issuer’s Class A Common Stock.

Notwithstanding, the filing of the Statement, any amendments to the Statement, and/or this Amendment shall not be construed as an admission that: (i) the 2017 Partnership, 2017 GP and 2017 LLC (collectively, the “2017 Affiliates”), on the one hand, or (ii) the 2021 Partnership, 2021 GP and 2021 LLC (collectively, the “2021 Affiliates”), on the other hand, is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, or for any other purpose, the direct or indirect beneficial owner of any of the Issuer’s securities reported herein as beneficially owned by the other. The 2017 Affiliates and the 2021 Affiliates (each, an “Affiliate Group”) expressly disclaim beneficial ownership of the securities beneficially owned by the other Affiliate Group.

(b)	Percent of Class:

As of September 30, 2024, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 7.1% of the Issuer’s outstanding Class A Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 5.2%, directly to the 2017 Partnership and indirectly to each of 2017 GP and 2017 LLC; (ii) 1.9%, directly to the 2021 Partnership and indirectly to each of 2021 GP and 2021 LLC; and (ii) 7.1%, indirectly to each of Alphabet Holdings, XXVI, and Parent.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 136,500,000 shares of the Issuer’s Class A Common Stock outstanding as of August 19, 2024 as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed with the SEC on Form 10-Q on September 4, 2024.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2021 Partnership	0
2021 GP	0
2021 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	7,111,021
2017 GP	7,111,021
2017 LLC	7,111,021
2021 Partnership	2,647,312
2021 GP	2,647,312
2021 LLC	2,647,312
Alphabet Holdings	9,758,333
XXVI	9,758,333
Parent	9,758,333

CUSIP No. 37637K108	Page 14 of 16

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2021 Partnership	0
2021 GP	0
2021 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	7,111,021
2017 GP	7,111,021
2017 LLC	7,111,021
2021 Partnership	2,647,312
2021 GP	2,647,312
2021 LLC	2,647,312
Alphabet Holdings	9,758,333
XXVI	9,758,333
Parent	9,758,333

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following     ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2017 Partnership, the 2021 Partnership, 2017 GP, and 2021 GP and (ii) limited liability company agreements of 2017 LLC and 2021 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer’s securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

CUSIP No. 37637K108	Page 15 of 16

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 37637K108	Page 16 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2017, L.P.			GV 2021, L.P.

By:	GV 2017 GP, L.P., its General Partner		By:	GV 2021 GP, L.P., its General Partner
By:	GV 2017 GP, L.L.C., its General Partner		By:	GV 2021 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	November 8, 2024		Dated:	November 8, 2024

GV 2017 GP, L.P.			GV 2021 GP, L.P.

By:	GV 2017 GP, L.L.C., its General Partner		By:	GV 2021 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	November 8, 2024		Dated:	November 8, 2024

GV 2017 GP, L.L.C.			GV 2021 GP, L.L.C.

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	November 8, 2024		Dated:	November 8, 2024

ALPHABET HOLDINGS LLC			XXVI HOLDINGS INC.

	By:	/s/ Kathryn W. Hall		By:	/s/ Kathryn W. Hall
	Name:	Kathryn W. Hall		Name:	Kathryn W. Hall
	Title:	Secretary		Title:	Assistant Secretary
	Dated:	November 8, 2024		Dated:	November 8, 2024

ALPHABET INC.

	By:	/s/ Kathryn W. Hall
	Name:	Kathryn W. Hall
	Title:	Assistant Secretary
	Dated:	November 8, 2024